Exhibit (a)(1)(R)

February 3, 2009

Today is the last day to elect to exchange your eligible options as part of the Lattice Semiconductor Corporation Offer to Exchange Certain Outstanding Options for New Options or Restricted Stock Units (referred to as the “Offer to Exchange”). The offer to exchange your eligible options will expire at 11:59:59 p.m., Eastern Time, on February 3, 2009.

If you would like to participate in this offer, a properly completed and signed copy of the election form must be received via facsimile or e-mail (via PDF or similar imaged document file) before 11:59:59 p.m., Eastern Time, on February 3, 2009, by:

Suzanne L. Bishop

Bishop Consulting, LLC

Fax: (971) 228-2470

E-mail: stockadmin@latticesemi.com

Only responses that are complete, signed and actually received by Suzanne Bishop at Bishop Consulting, LLC by the deadline will be accepted. Responses submitted by any other means, including hand-delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to:

Suzanne L. Bishop

Bishop Consulting, LLC

6107 SW Murray Blvd., #271

Beaverton, OR 97008

Phone: (503) 372-5761

E-mail: stockadmin@latticesemi.com

We are sending this email to you to notify you of the final exchange ratios. Also attached is a spreadsheet that you can use to calculate the number of new options or restricted stock units that you would receive in exchange for your eligible options based on the final exchange ratios, which are set forth below.

Final exchange ratios applicable to eligible options granted under the 1996 Stock Incentive Plan.

Utilizing the Black-Scholes value of the new options and eligible options determined based on a per share stock price of $1.50, which was the average closing price of our common stock over the thirty (30) calendar day period ending on February 3, 2009, the final exchange ratios applicable to eligible options granted under the 1996 Stock Incentive Plan are as follows:

Per Share Exercise Price of Eligible Option	New Options for Exchanged Options
$3.91 - $4.99	One (1) new option for every three (3) exchanged options.
$5.00 - $7.49	One (1) new option for every four (4) exchanged options.
$7.50 - $9.99	One (1) new option for every seven and a half (7.50) exchanged options.
Above $10.00	One (1) new option for every ten (10) exchanged options.

Final exchange ratios applicable to eligible options granted under the 2001 Stock Plan.

Utilizing the Black-Scholes value of the restricted stock units and eligible options determined based on a per share stock price of $1.50, which was the average closing price of our common stock over the thirty (30) calendar day period ending on February 3, 2009, the final exchange ratios applicable to eligible options granted under the 2001 Stock Plan are as follows:

Per Share Exercise Price of Eligible Option	Restricted Stock Units for Exchanged Options
$3.91 - $4.99	One (1) restricted stock unit for every seven and a quarter (7.25) exchanged options.
$5.00 - $7.49	One (1) restricted stock unit for every thirteen (13) exchanged options.
$7.50 - $9.99	One (1) restricted stock unit for every nineteen and three quarters (19.75) exchanged options.
Above $10.00	One (1) restricted stock unit for every twenty (20) exchanged options.

This notice does not constitute the Offer to Exchange. The full terms of the offer are described in (1) the Offer to Exchange; (2) the cover letter from Byron Milstead, dated December 22, 2008; (3) the election form; and (4) the withdrawal form. You also may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Byron Milstead